UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CHINA CERAMICS CO., LTD.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G2113X118

(CUSIP Number)

August 30, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2113X118

1	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (Entities Only) David M. Knott

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,316,500

	6	Shared Voting Power 33,500

	7	Sole Dispositive Power 1,350,000

	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,350,000

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 10.3%

12	Type of Reporting Person IN

CUSIP No. G2113X118

1	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (Entities Only) Dorset Management Corporation 11-2873658

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 1,316,500

	6	Shared Voting Power 33,500

	7	Sole Dispositive Power 1,350,000

	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,350,000

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 10.3%

12	Type of Reporting Person CO

CUSIP No. G2113X118

1	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (Entities Only) Knott Partners, L.P. 11-2835793

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 608,400

	6	Shared Voting Power

	7	Sole Dispositive Power 608,400

	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person 608,400

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 4.6%

12	Type of Reporting Person PN

CUSIP No. G2113X118

1	Names of Reporting Persons: I.R.S. Identification Nos. of Above Persons (Entities Only) Knott Partners Offshore Master Fund, L.P. 41-2221142

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 422,300

	6	Shared Voting Power

	7	Sole Dispositive Power 422,300

	8	Shared Dispositive Power

9	Aggregate Amount Beneficially Owned by Each Reporting Person 422,300

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 3.2%

12	Type of Reporting Person PN

Item 1.
	(a)	Name of Issuer: China Ceramics Co., Ltd.
	(b)	Address of Issuer’s Principal Executive Offices: c/o Jinjiang Hengda Ceramics Co., Ltd. Junbing Industrial Zone Anhai, Jinjiang City Fujian Province, PRC

Item 2.
(a)

Name of Person(s) Filing:
David M. Knott, an individual

Dorset Management Corporation, a New York corporation

Knott Partners, L.P., a New Jersey limited partnership

Knott Partners Offshore Master Fund, L.P., a Cayman Islands Exempted Limited Partnership

(b)

Address of Principal Business Office, or, if none, Residence:
David M. Knott, Dorset Management Corporation and Knott Partners, L.P.

485 Underhill Boulevard, Suite 205

Syosset, New York 11791

Knott Partners Offshore Master Fund, L.P.

c/o Walkers SPV Limited, Walker House

87 Mary Street, Georgetown, Cayman  KY1-9002

Cayman Islands

(c)

Citizenship or Place of Organization:
David M. Knott—United States of America

Dorset Management Corporation—New York

Knott Partners, L.P.—New Jersey

Knott Partners Offshore Master Fund, L.P.—Cayman Islands

	(d)	Title of Class of Securities: Ordinary Shares
	(e)	CUSIP Number: G2113X118

Item 3.	If this statement is filed pursuant to Rule §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
The persons filing are not listed in Items 3(a) through 3(k).

Item 4.	Ownership.
(a) Amount beneficially owned: The responses of the Reporting Persons to Rows 5 through 9 and 11 on pages 2 - 5 are incorporated herein by reference.
(b) Percentage of class: The responses of the Reporting Persons to Row 11 on pages 2 - 5 are incorporated herein by reference.
(c) Number of shares to which such person has:
(i) Sole power to vote or direct the vote
(ii) Shared power to vote or direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of
The responses of the Reporting Persons to Rows 5 through 8 on pages 2 - 5 are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Persons, other than the Reporting Persons hereunder, have the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale, of the securities reported herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certifications

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	October 14, 2010	/s/ David M. Knott

Dated:	October 14, 2010	DORSET MANAGEMENT CORPORATION

		By:	/s/ David M. Knott
			Name:	David M. Knott
			Title:	Managing Member

Dated:	October 14, 2010	KNOTT PARTNERS, L.P.

		By:	Knott Partners Management, LLC,
its managing general partner

		By:	/s/ David M. Knott
			Name:	David M. Knott
			Title:	Managing Member

Dated:	October 14, 2010	KNOTT PARTNERS OFFSHORE MASTER D, L.P.
		By:	Knott Partners Management, LLC,
its sole general partner

		By:	/s/ David M. Knott
			Name:	David M. Knott
			Title:	Managing Member